

ING Capital Markets LLC
1133 Avenue of the Americas
New York, NY 10036
Phone +1 646 424 6000

Additional information for the SBSE-A/A EDGAR Amended filing for ING Capital Markets LLC

The sole reason for filing this amendment (SBSE-A/A) is to add a Principal of ING Capital Markets LLC

- Question 18 on the Applicant Data – Page 3   Changed the number of individual Principals from 16 to 17

- Schedule A of Form SBSE-A Add a Principal / Individual Record 17

- Schedule A of Form SBSE-A Amend Title/Status of Principal / Individual Record: 9

Signature:

_____
John McCarthy
Chief Compliance Officer

_____4/26/23_____
Date